Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    ACTS secures USD$200 million component maintenance agreement for JetBlue
    Airways

    MONTREAL, April 25 /CNW Telbec/ - ACTS (Air Canada Technical Services)
today announced that it has secured a ten year agreement for component maintenance support of JetBlue's Airbus A320 fleet. The agreement, representing an estimated value of USD$200 million over its lifetime, is the largest component maintenance contract for ACTS, a unit of ACE Aviation
Holdings Inc. ACTS will provide two-thirds of the total component maintenance services for JetBlue's current fleet of 89 Airbus A320 aircraft, which is expected to grow to 183 aircraft by 2011. Work will be performed at ACTS's
Montreal components facility. This agreement builds on ACTS's A320 airframe maintenance business relationship with JetBlue which has been in place since
August 2003.
    "We are delighted to announce the strengthening of our business partnership with JetBlue," said ACTS President and Chief Executive Officer,
Chahram Bolouri. "JetBlue is one of the world's premiere low cost airlines, and we appreciate the ongoing confidence they have shown in us as maintenance providers. A major new contract such as this, together with the extension of our existing relationship with JetBlue, reflects ACTS's commitment to providing quality service and technical expertise in a number of fleet types including the Airbus A320 family."
    "ACTS continues to play a key role in helping us meet our growing operational and maintenance requirements," said Dave Ramage, Vice President,
Technical Operations, JetBlue. "We look forward to an ongoing partnership with
ACTS for many years to come."
    Headquartered in New York, JetBlue is a major U.S. low cost carrier serving 35 destinations with more than 430 daily flights.

    Air Canada Technical Services, a limited partnership of ACE Aviation
Holdings Inc. is a full-service Maintenance, Repair and Overhaul (MRO)
organization that provides airframe, engine and component maintenance and specialized services to a wide range of more than 100 global customers, including Air Canada, Air Canada Jazz, Delta Air Lines, JetBlue, US Airways,
United Airlines, ABX, Mexicana, Snecma Services, Chromalloy, Lufthansa
Technik, International Lease Finance Corporation (ILFC) and Canada's
Department of National Defence. Montreal-based ACTS operates maintenance centers across Canada with a combined workforce of 4,100 employees and has major bases in Montreal, Toronto, Winnipeg and Vancouver.
    %SEDAR: 00020954EF          %CIK: 0000861959

    /For further information: Isabelle Arthur, (Montral), (514) 422-5788;
Peter Fitzpatrick, (Toronto), (416) 263-5576; Angela Mah, (Vancouver),
(604) 270-5741; JetBlue Corporate Communications, (718) 709-3089;
aircanada.com/acts;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.RV. ACE.B.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL; ACE AVIATION HOLDINGS
     INC.

CNW 08:00e 25-APR-06